Mail Stop 3561

May 8, 2007

Mr. Carl P. Ranno
Chief Financial Officer
12223 Montague Street
Pacoima, California 91331

      Re: **American Soil Technologies, Inc.**
              Form 10-KSB for the year ended December 31, 2006
              Filed 000-22855
              File No. April 18, 2007

Dear Mr. Ranno:

We have reviewed your filing and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the year ended December 31, 2006

Management's Discussion & Analysis

– Results of Operations, page 9

1. Please expand your discussion of operating expenses to quantify and discuss the significant cost components within this broad category, such as general and administrative expenses, licensing fees, product development costs, marketing costs, depreciation and amortization, and any other significant components that would enable readers to understand your business better. Also, please discuss any significant changes in other income/expense.

– Critical Accounting Estimates, page 11

2. We note your disclosure of your accounting for the demonstration injection machine and the purchased exclusive license rights to patented polymer application techniques. In light of the significant amount of intangibles and property and equipment at December 31, 2006, please revise MD&A and the notes to the financial statements to discuss how you assess impairment for all your intangibles and other long-lived assets. As part of your revised disclosure, address the following areas:
    *   *Types of assumptions underlying the most significant and subjective estimates;*
    *   *Sensitivity of those estimates to deviations of actual results from management's assumptions; and*
    *   *Circumstances that have resulted in revised assumptions in the past.*
    Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72). Also, please consider including a discussion of your accounting for inventory as a critical accounting estimate.

Financial Statements for the Year Ended December 31, 2006

Consolidated Statements of Operations, page F-3

3. We note from your statements of operations that depreciation and amortization are included in operating expenses, below cost of goods sold and gross income. Please note that to avoid placing undue emphasis on "cash flow," depreciation and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation. Please revise to include depreciation in cost of sales or alternatively revise cost of goods sold to "cost of goods sold (exclusive of depreciation shown separately below)." See Staff Accounting Bulletin Topic 11B.

Consolidated Statements of Stockholders' Equity, page F-4

4. We note that during the years ended December 31, 2006 and 2005, you had several transactions in which debt and accrued interest were converted to common stock. Please explain to us, and disclose in the notes to the financial statements, the nature of each of these transactions and how you accounted for the conversion of debt. Include in your response the initial terms and conversion price of the debt and explain how the conversion price for each debt obligation was determined. Also, please indicate whether any of these debt obligations provided for beneficial conversion features at the time they were issued. Also, please tell us how you applied the guidance in APB No. 26 and FTB 80-1 in your accounting for this debt conversion.

5. We note that you have been involved in numerous non-cash transactions during the past two years in which shares of the Company's common stock and preferred stock have been issued to various parties in exchange for payment of services rendered, accounts and notes payable, and for the acquisition of assets. Please tell us and explain in the notes to your financial statements how you valued the shares issued and/or the related consideration received in each of these transactions. If the transactions were recorded based on the fair value of the shares issued, please explain how "fair value" was determined.

6. We note that during the year ended December 31, 2006 you recorded $116,480 as additional paid-in capital for the value of warrants issued with debt. Please explain to us, and revise your disclosures to state the terms of the warrants issued including their exercise price and term and amount of debt issued with the warrants. Also, please tell us and explain in the notes to your financial statements how you valued and accounted for the warrants issued.

Consolidated Statements of Cash Flows, page F-5

7. We note from your statement of cash flows that in the year ended December 31, 2006 you recorded $75,000 of proceeds from sales/leaseback transactions. Please explain to us, and disclose in the notes to the financial statements, the nature and terms of these transactions.

Notes to the Financial Statements

General

8. We note from your disclosures on page 3 that Smart World distributes products to many countries. In future filings, please disclose revenues from external customers (1) attributed to your country of domicile and (2) attributed to all foreign countries in total from which you derive revenues. See paragraph 38a of SFAS No. 131.

Note 2. Summary of Significant Accounting Policies, page F-7

9. We note your presentation of the warrants outstanding and exercisable as of December 31, 2006. Please revise to include a table which details the activity of the warrants (exercised, expired, issued) during the two year period for which an income statement is presented. Also, please ensure that the notes to your financial statements explain how all warrants granted during the periods presented were valued and accounted for in your financial statements.

Note 4. Intellectual Property, page F-14

10. We note your disclosure that on March 15, 2006 you acquired a patent and $300,000 cash for 4,500,000 shares of Series B Preferred Stock. Please tell us, and disclose in the notes to the financial statements, if the Series B convertible preferred stock has any dividend or liquidation rights. If the Series B convertible preferred stock has rights above common stock holders, please tell us how you determined that the value of the Series B convertible preferred stock was the equivalent value of common stock. Also, regarding the value of the patent, please tell us the amount that was recorded as an intangible asset upon acquisition. Additionally, disclose the carrying amount and accumulated depreciation in total and for each major class of intangible assets. See paragraph 45 of SFAS No. 142.

Note 7. Notes Payable, page F-15

11. We note from your disclosure that you issued 300,000 warrants with debt and calculated the value of those warrants as $66,000. Please revise to disclose the terms of the warrants (i.e., term, exercise price) that were issued in this transaction and disclose the assumptions that were used to determine their fair value. Also, please tell us if this debt is outstanding as of December 31, 2006. If the debt was converted to common stock or paid in full during the year ended December 31, 2006, please tell us how you accounted for the transaction, including the remaining discount that was recorded for the fair value of the warrants. See paragraph 16 of APB No. 14.

12. We note that you issued several convertible debentures during the year ended December 31, 2006 and 2005. For each debenture issued, please tell us how the conversion price was determined. Also, please tell us if you analyzed each transaction for the existence of a beneficial conversion feature at the time of issuance. See EITF 98-5 and EITF 00-27.

Note 10. Net Loss Per Share, page F-20

13. We note that your loss per share for the year ended December 31, 2006 of $.10, as disclosed in Note 10, is not the same amount that is presented on the face of the statements of operations of $.08. Please revise to ensure that the appropriate net loss per share is disclosed in Note 10.

Note 14. Business Combination, page F-24

14. We note your disclosure that effective December 31, 2006 you purchased all the stock of Smart World Organics, Inc. In light of your disclosure in Note 1 and elsewhere in the filing that indicate the acquisition took place in July 2006, please tell us, and revise your disclosure, to clarify the date of the Smart World acquisition and the period for which the results of operations of Smart World are included in your statement of operations. Also, it appears that the Smart World acquisition was significant to your financial position and results of operations at the time of acquisition. Please revise your notes to disclose the following supplemental information on a pro forma basis for the year ended December 31, 2006:

   a. Results of operations for the current period as though the business combination had been completed at the beginning of the period.
   b. Results of operations for the comparable prior period as though the business combination had been completed at the beginning of that period if comparative financial statements are presented.

See paragraph 54 of SFAS No. 141 and Item 310(b)(iv) of Regulation S-B. Also, please revise to include audited financial statements of Smart World and pro forma information, as required by Item 310(c) and (d) of Regulation S-B, or alternatively, explain to us why you do not believe this acquisition was significant.

15. We note that as part of the Smart World acquisition, $911,499 of the purchase price was allocated to intangible assets. In light of your disclosure in Note 4 that the $911,499 of intellectual property, in addition to the amount acquired through the issuance of a $1,500,000 convertible debenture, consisted of soil additive formulas, propriety software, trademarks, and patents, please tell us why you

believe it was appropriate to combine these intangible assets under the term "intellectual property" and assign them a useful live of 15 years. As part of your response, please explain the various factors that were considered in determining that a 15 year useful life is appropriate for all intangible assets purchased and explain why you believe you will continue to derive benefits from these intangibles for a period of 15 years.

Note 15. Subsequent Events, page F-24

16. We note your disclosure in Note 15 and on page 4 that on March 15, 2006 you acquired all shares of Advanced Fertilizer Technology in exchange for 4,500,000 Series B Preferred Shares. In light of the fact that your disclosure in Note 4 indicates that you purchased a patent and $300,000 cash for the issuance of 4,500,000 shares, please clarify for us if this was an acquisition of assets or an acquisition of a business. If the acquisition was a business acquisition, as defined in paragraph 9 of SFAS 141 and EITF 98-3, please revise to include the disclosures required by paragraphs 51-54 of SFAS No. 141. If you believe this was an acquisition of assets, please provide us your analysis of why you believe it was not a business acquisition. We may have further comments upon receipt of your response.

17. We note from the disclosure in Note 15 that the 4,500,000 shares of Series B Preferred Stock issued in March 2006 converted into 7,031,250 shares of common stock based on the $2,250,000 value assigned to the Series B Preferred stock and the then current share price of $.32 per share. Please explain why the 4,500,000 shares of Series B Preferred Stock were converted into 7,031,250 common shares rather than converted at a rate of one share of common stock for each share of Series B Preferred stock tendered as the disclosures provided in Note 9 indicate were the original conversion terms.

In addition, the disclosures in Note 9 indicate that the Series B Convertible Preferred stock was issued for the conversion of debt, whereas the disclosures in your consolidated statement of stockholders' equity and in Note 4 indicate these shares were issued for trade secrets or patents. Please reconcile and revise these disclosures.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief